4 – 1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823 www.medicureinc.com

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

1.	Medicure Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of (i) a distribution on December 1, 2002 of options to purchase 245,000 common shares of Medicure Inc., (ii) a distribution on February 19, 2003 of options to purchase 50,000 common shares of Medicure Inc., (iii) a distribution on March 15, 2003 of options to purchase 35,000 common shares of Medicure Inc., (iv) a distribution on April 22, 2003 of options to purchase 30,000 common shares of Medicure Inc., and (v) a distribution on August 12, 2003 of options to purchase 370,000 common shares of Medicure Inc. , Medicure Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Winnipeg this 10th day of September, 2003

MEDICURE INC.

By:	“Derek Reimer”

Derek Reimer, Chief Financial Officer